October 7, 2009

Ms. Kathleen Collins
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 4561
Washington, D.C. 20549

Re:	Your letter dated September 14, 2009
LaserCard Corporation
Form 10-K for the Fiscal Year Ended March 31, 2009
Filed June 15, 2009
Form 8-K dated July 27, 2009
File No. 0-6377

Dear Ms. Collins:

We have reviewed your letter dated September 14, 2009 and we have provided the following responses and supplementary information.  For ease of reference, we have keyed each of our responses below to the comment number set forth in your letter.

Form 10-K for the Fiscal Year Ended March 31, 2009

Note 2.  Summary of significant Accounting policies, page 52

(19)  Revenue Recognition, page 61

1.
You indicate in your revenue recognition policy description that you evaluate contracts for multiple deliverables, and when appropriate, segment the contracts into separate units of accounting for proper revenue recognition.  Please tell us the nature of the units of accounting that you account for as a separate and discreet earnings process and describe each type of deliverable included in your multiple element arrangements.  Provide support for your conclusions that among other things, the delivered items have value on a standalone basis.  Further, tell us whether any amounts are contingent on the delivery of the additional items or meeting other specified performance conditions.  In addition, tell us how revenue is allocated and recognized for each element.  Your response should address how you considered the guidance in EITF 00-21, SAB 104, SOP 97-2, and SOP 81-1, as applicable.

LaserCard Corporation
1875 North Shoreline Boulevard, Mountain View, CA 94043.  Tel (650) 969-4428.  Fax (650) 969-6121.  www.lasercard.com

Ms. Kathleen Collins
Securities and Exchange Commission
October 7, 2009

Response:  LaserCard Corporation manufactures a wide range of advanced, secure identity documents and sells high-security, durable plastic optical memory identification cards, encoders, read/write drives, and sometimes systems for various applications that are typically large in scale mostly for government programs. The Company also sells specialty cards, high-end printers and consumables to government and commercial markets. The end customers may request the ability to encode the cards with personalized demographic and/or biometric information that can be read by R/W (read/write) drives strategically located throughout an implementation area.  However, the cards can also be used without this infrastructure.  On larger implementations where the end customer is building out its infrastructure, the Company may sell R/W drives and/or encoders in advance of additional cards to allow the end customer time to integrate the R/W drives/encoders with equipment purchased from other parties that would allow the transfer of the personalized information.

The Company generally does not sell to end customers but to intermediaries such as VARs, Systems Integrators or Agents (referred to as VAR hereinafter) who determine the type of products they would like to purchase from the Company and how they want to structure the arrangement in order to meet the end customers’ requirements.  The Company does not bear any responsibility to the end customer and thus upon final delivery to the VAR in accordance with the specifications in the contract or purchase order, the arrangement is complete. Once the scope of the arrangement has been determined, the Company identifies all of the deliverables in the arrangement in order to determine if the arrangement consists of a single or multiple units of accounting.

LaserCard identifies the following units of accounting for elements provided in its typical sales transactions: 1) R/W drives, printers and equipment and 2) cards and consumables. Other potential elements include installation, training, maintenance, software and system integration. If an element of the contract is considered inconsequential or perfunctory, the Company would not consider it as a deliverable for purposes of applying EITF 00-21.

The Company applies EITF 00-21 for multiple element arrangements as deliverables are delivered. Revenue arrangements with multiple elements are divided into separate units of accounting if the deliverables in the sales arrangement meet the criteria of Paragraph 9.  When the delivered item does not meet the separation criteria in a multiple element arrangement, the arrangement is accounted for as a single unit of accounting. Revenue and associated costs for a combined unit of accounting would generally be deferred and only recognized upon delivery of the last item in the arrangement.  The basis to support the Company’s separate units of accounting according to the criteria specified in paragraph 9 of EITF 00-21 is as follows:

1)
The Company’s general sales arrangements include initial sales of cards and R/W drives (or encoders) that are delivered simultaneously.  A card can function as an eye-readable secure identification card without the use of a R/W drive to access digital data.  In the case where the end customer elects not to execute a larger implementation program there would generally be no purchases of additional products by the VAR.  If the end customer elects to pursue a larger implementation program for which the Company is not responsible to provide system integration services, the VAR would provide additional orders of cards and/or R/W drives, as requested by the end customer under separate POs or a blanket PO.  The Company determines if the delivered items in the arrangement have standalone value by evaluating whether the items could be sold separately by a vendor or whether the item could be resold by the customer.  The price at which the vendor sells the same product separately or the price at which the Company or other companies sell the same or similar product separately is used as the objective and reliable evidence of fair value of the undelivered items in the arrangement, if any.  The Company has sold R/W drives subsequent to the initial sale without coincident sales or even future follow-on sales of cards.  Likewise, the Company has sold cards subsequent to the initial sale, without coincident sales of R/W drives.  It is up to the VAR or ultimately the end customer to determine what elements it wants, how many, and when an element is delivered or sold.  The Company also sells specialty cards, equipment such as high-end printers and printer consumables to both government and commercial markets.  The Company, generally, has no responsibility to put all of the elements into an operational system for most of its sales arrangements and the standalone value of each of these elements are not contingent upon the delivery of the other element.  The Company has historically always delivered any undelivered elements of its arrangements.  Therefore, in accordance with paragraph 9 of EITF 00-21, the Company has identified its R/W drives and equipment as well as its cards and other consumables as each separate units of accounting for which revenue is recognized upon delivery of the item (shipment or receipt depending on the terms of the arrangement).

Ms. Kathleen Collins
Securities and Exchange Commission
October 7, 2009

2)
In circumstances where the end customer elects to pursue an implementation program which the Company will be performing overall system integration services along with the initial card and equipment orders including installation, maintenance, software and/or training, the Company will evaluate the specific requirements of the program to determine the separate units of accounting.  Generally, in these cases, the Company is required to perform complex integration services and ensure the implementation site functions to specifications using the Company’s personalized cards, etc.  There are typically customer-specified acceptance criteria that must be met in order for the entire implementation site to be considered functioning.  In accordance with paragraph 9 of EITF 00-21, the Company considers these arrangements to consist of a single unit of accounting for which revenue is recognized on the arrangement only when all products and services for the arrangement are delivered and performed, respectively, and accepted by the end customer.

The Company applies SOP 81-1 to long term construction-type and certain production type contracts where facilities are built, goods are manufactured or certain defined, related services are performed by a contractor to customer specification.  Generally the Company believes that its contracts do not fall under SOP 81-1 because standard manufacturing process is used or regular marketing channels to serve/identify customers are used.  Revenue recognized under SOP 81-1 was not material for either fiscal 2009 or 2008.

Ms. Kathleen Collins
Securities and Exchange Commission
October 7, 2009

2.
We note that the Company enters into bill and hold arrangements with the U.S. government involving orders for Permanent Resident and Border Crossing cards.  Please clarify whether these arrangements include a fixed schedule for delivery of the goods.  If not, tell us how you determined that you met the criteria of SAB 104 for bill and hold transactions such that revenue is recognized upon delivery into the vault.

Response:  LaserCard’s subcontract with General Dynamics Information Technology (“GDIT”), a prime contractor for the Department of Homeland Security (the “DHS”), requires the Company to store custom products usable only by the DHS in a secure vault on the Company’s premises.  Under this bill and hold arrangement, the customer issues a purchase order for DHS custom identification cards prescribing delivery dates to a secure vault.  The Company has no control over this production/delivery procedure.  When the cards are ready for delivery to the vault, they are accepted by GDIT, thereby becoming government-owned property. All aspects of the bill and hold revenue recognition requirements are met including the requirement for a fixed delivery schedule or date certain.  The contract states that GDIT will ensure that any remaining inventory at the end of the contract or at the end of any one year term when a renewal option is not exercised will be removed from the secured vault and delivered to the government within six months of the contract end.  Therefore, the date certain is six months after the contract end.

3.	We note in fiscal 2006, the Company entered into a subcontract with a prime contractor for the Kingdom of Saudi Arabia. With regards to this arrangement, please explain the following:

●
Your disclosures on page 15 indicate that you have successfully implemented the regionalized model for this program and you are currently implementing the second phase of this project through your partner customer, Gemalto.  Tell us about the various phases of this project and describe further the contractual arrangements between the Company and both ACSS and Gemalto.

Response:  The two phases of the KSA national ID card program are two separate and distinct programs.  For Phase I, the customer is Omar K. ACSS Communications and Space Services Company Ltd. (ACSS).  For Phase II, the customer is Gemalto Oy (previously Gemplus).  For Phase I, LaserCard had implementation responsibilities.  For Phase II, LaserCard supplies products but does not have implementation responsibilities.

In December 2005, ACSS entered into an agreement with LaserCard for the supply of National ID cards and card personalization equipment and services for the Kingdom of Saudi Arabia.  This distributed card issuing program is the so called “Phase I Extension” or “Phase 1” for simplicity.  The contract specified the purchase of cards and certain hardware and software to upgrade pre-existing personalization systems installed by a third party no longer involved in the project.  The deliverables included funding for equipment, supplies, print station application software, basic field and telephone support, system installation and basic operator training, basic printer and encoder maintenance and the cost of rejects.  During the quarter ended June 2007, after delivery of a portion of the cards, delivery of all equipment orders, and completion of the upgrade software, and the successful implementation of various issuing sites including operator training, the subcontract between ACSS and LaserCard was amended.  The amendment relieved LaserCard from its remaining obligations under the agreement other than the supply of cards and consumables thereby allowing the Company to recognize revenue which was previously deferred during the implementation of the different sites.  The Company began recognizing revenue in accordance with SAB 104.

Ms. Kathleen Collins
Securities and Exchange Commission
October 7, 2009

The so called Phase II program is in actuality a completely different program with a different card design for centralized issuance.  In June 2006, Gemplus SA (now Gemalto) contracted LaserCard to provide optical memory cards for this program. This is a simple product supply agreement where LaserCard has no other obligation or deliverables to Gemalto beyond cards.  The centralized card issuing system was the responsibility of the prime contractor, LogicaCMG.  LaserCard only provides cards to Gemalto, while LogicaCMG purchased the system components from a third party.

●
We note that revenues from ACSS represented 15%, 17% and 13% of total revenues for fiscal 2009, 2008 and 2007, respectively, which supports the total revenues recognized from this arrangement, as disclosed on page 62, of $12.2 million, $6.3 million and $4.3 million, respectively.  Explain further how Gemalto contributed to 10% and 14% of the Company’s total revenues in fiscal 2009 and 2008, respectively and tell us how you account for revenues from this customer.

Response:  The revenue derived from Gemalto is from two separate programs, one described above as Phase II for the KSA national ID card program, and the second for the vehicle registration programs in India originally through Gemplus, then Gemalto after its merger with Axalto.  Below is the breakdown of revenues with Gemalto from the two sources:

Programs under Gemalto/Gemplus (in thousands)	2009	%	2008	%
Gemalto Pte Singapore - India	$4,177	8%	$2,900	8%
Gemalto - Kingdom of Saudi Arabia	940	2%	2,330	6%
Total revenue with Gemalto	$5,117	10%	$5,230	14%

The Company recognizes revenues from these programs, pursuant to the provisions of SAB 104, “Revenue Recognition”, when the following criteria are met: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred; (3) the fee is fixed or determinable; and (4) collectability is reasonably assured.

Therefore, revenue on both of these programs is recognized upon shipment of the cards to Gemalto as all the above mentioned revenue recognition criteria has been met.

Ms. Kathleen Collins
Securities and Exchange Commission
October 7, 2009

●
We note that in fiscal 2008, the Company and the prime contractor amended the terms of the original agreement.  Please explain further the terms of this amendment and the impact, if any, it had on the revenues recognized under this arrangement.

Response:  During the quarter ended June 2007, the Company and the prime contractor entered into an agreement amending the terms of the provision of cards and supplies for the balance of fiscal year 2008.  In addition, the Company no longer has obligations pertaining to the installation of equipment, card personalization workstation integration or card personalization.  Previously the Company had deferred all revenue related to this agreement until acceptance of the site, however, from the date of the amendment, the Company recognized the previously deferred revenue and began recognizing revenue associated with shipment of cards in accordance with SAB 104.  Also, under the amendment new prices per card were established.  The Company had completed the initial orders under the subcontract at March 31, 2009; however, the subcontract allows for orders at customer request over a four-year period through December 2010.

●
Also, tell us what factors contributed to the increase in revenues from $6.3 million in fiscal 2008 to $12.2 million in fiscal 2009.  In this regard, we note from your MD&A discussion that the Company experienced increased volume sales in Saudi Arabia.  Tell us the volume of cards shipped in fiscal 2008 compared to fiscal 2009.  Provide a breakdown of such shipments by quarter and explain the reasons for any significant fluctuations in card shipments between such periods.  In addition, we note your reference on page 62 to a delivery schedule for the balance of fiscal year 2008.  Explain the terms of this schedule and tell us whether you are obligated to deliver (or if your customer is obligated to purchase) a specified number of cards.

Response:  The increase in revenue from year to year is due to the increased quantity demand as evidenced by purchase orders received from the customer.

Below is a breakdown of shipments by quarter.  Quantities are reflected in relative units with Q1 FY2008 equal to 1 as this information is considered confidential.

Fiscal Year 2009 (in thousands)	Q1	Q2	Q3	Q4	Total $
Revenue	$1,868	$2,923	$2,761	$4,671	$12,223
Relative Qty of OMC with Q1 FY08 = 1	2.06	3.09	3.09	5.20	13.44
% Increase/(decrease) in OMC volume from PY	106%	3%	55%	100%	124%

Fiscal Year 2008 (in thousands)	Q1	Q2	Q3	Q4	Total $
Revenue	$1,105	$3,232	$1,867	$63	$6,267
Relative Qty of OMC with Q1 FY08 = 1	1.00	3.00	2.00	-	6.00

The amendment to the subcontract in June 2007 stated the customer’s obligation to order a specified number of cards with a fixed delivery schedule.  LaserCard agreed that it would accept the order so if the customer places the order, it is obligated to deliver.

Ms. Kathleen Collins
Securities and Exchange Commission
October 7, 2009

4.	Please explain further the following as it relates to the discussion of your arrangement with Prevent Global:

●
It appears that the terms of the contract, specifically as they relate to training and on-going support, have changed from what you originally reported in your response letter dated May 30, 2006 (comment 4).  Please confirm and describe further all revisions to this arrangement and the reasons for such changes.

Response:  An amendment, the Third Amendment, was made to the previous agreements on October 27, 2006.  The amendment contained an acknowledgement by GIG of default under the Current Agreement due to past due amounts, an agreement on how the past due amounts will be satisfied including a shortening of the initial Management Support period from five to four years, the addition of a three-year mandatory support package through March 31, 2011, the incorporation of an additional monthly payment or “Ready Fee” due to the delay in the obligation for GIG to provide a facility, and the implementation of optional Management Support for subsequent years which previously had been mandatory.  These changes were due to the delays in the program caused by GIG including late payments and the absence of a facility for installation of the equipment.

●
Your current disclosures indicate that the Company is able to determine fair value for the ongoing annual support, which differs from the disclosures provided in your prior response letters.  Please explain further how you are able to reasonably establish fair value for this element pursuant to the guidance in EITF 00-21 and SOP 97-2, as applicable.

Response:  As a result of the Third Amendment to the agreement on October 27, 2006 described above, the Company determined that it can establish fair value on the remaining undelivered support packages. The fair value of the undelivered support packages is determined by reference to the fair value of 13 optional one-year renewal support packages, each of which is offered to the customer at a fixed fee of $1 million.  The undelivered mandatory support package is deemed substantially identical to the 13 optional one-year renewal support packages and therefore can be valued at $1 million per year also.  The Company used the guidance under AICPA’s TIS 5100.54, Fair Value of Post Contract Support (PCS) in a multi-year time-based license and software revenue recognition, that states that if the PCS renewal rate and term are substantive, the renewal rate constitute vendor-specific-objective evidence of the fair value of the PCS under paragraphs 10 and 57 of SOP 97-2, Software Revenue Recognition.

Ms. Kathleen Collins
Securities and Exchange Commission
October 7, 2009

●	Tell us when you expect to begin recognizing revenues under this arrangement.

Response:  Revenue will not be recognized until the equipment is installed and the training is complete.  The counter-party to the agreement is again late on payment and has not provided a facility for installation of the equipment. In the event the counter-party progresses in a meaningful way, installation and training would take more than twelve months to complete.  If no progress is made, and the agreement winds up without further activity, the Company may not receive the expected benefits under the agreement, including profits and payments of past due amounts.

●
We note your discussion on page 21 regarding the current dispute between GIG and Prevent Global.  Tell us what impact, if any, this dispute has had on the Company’s performance under this contract and tell us whether you anticipate this issue affecting the terms of the contract and ultimately the Company’s results of operations or financial condition.

Response:  The dispute between GIG and Prevent has not had an impact on the Company’s performance under the contract other than to extend the delays that have been experienced.  The Company has performed its obligations under the agreements and stands ready to complete the remaining obligations.  However, it is possible that the Company, Prevent Global, or GIG will commence litigation to enforce rights under the agreements.

Item 9A.  Controls and Procedures

(c) Changes in Internal Control over Financial Reporting, page 81

5.
We note your disclosure that “[t]here have been no significant changes in [y]our internal controls over financial reporting that occurred during the fourth quarter of fiscal year 2009 that have materially affected, or are reasonably likely to materially affect, [y]our internal control over financial reporting.”  Please note that Item 308 of Regulation S-K requires the disclosure of any change in your internal controls that occurred during your last fiscal quarter that has materially affected, or is reasonably likely to materially affect, your internal controls.  In this regard, please tell us whether there were any changes in your internal controls over financial reporting for the quarters ended March 31, 2009 and June 30, 2009 that would require disclosure pursuant to Item 308T(b).  Please also confirm to us that you will consider this comment in preparing future periodic reports.

Response:  The Company hereby confirms that there were no changes to its internal control over financial reporting for the quarters ended March 31, 2009 or June 30, 2009 that required disclosure pursuant to Item 308(T)(b).  The Company will consider the staff's comment in preparing future periodic reports.

Ms. Kathleen Collins
Securities and Exchange Commission
October 7, 2009

Form 8-K dated July 27, 2009

6.
We note that management uses your non-GAAP financial measures to assess both the Company’s performance and liquidity.  Considering, your non-GAAP measures are also used as a liquidity measure, tell us why you have not also included a reconciliation of such measures to your operating cash flows.

Response:  The Company was using liquidity in this sense as meaning the Non-GAAP Net income (loss) could be used as a proxy for generating cash and therefore liquidity.  In future earnings releases, the Company will delete the words “and liquidity” to avoid this confusion.  The Company will reconcile all Non-GAAP measures to their appropriate GAAP counterpart.

LaserCard management acknowledges that the Company is responsible for the adequacy and accuracy of the disclosure in the filing; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please let me know if additional information is needed and when your review is complete.

Sincerely,

/s/Steven G. Larson
Steven G. Larson
Vice President, Finance
LaserCard Corporation